November 27, 2019

Via Edgar Transmission Ms. Irene Paik Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences Washington, D.C. 20549

Re:	Nephros, Inc. (the “Company”) Registration Statement on Form S-3 Filed November 6, 2019 File No. 333-234528

Dear Ms. Paik:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated November 14, 2019 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Form S-3 (the “Form S-3”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Registration Statement on Form S-3 filed November 6, 2019

General

1.	Given the nature and size of the transaction being registered, tell us your basis for determining that the transaction is appropriately characterized as a resale offering. In your response, please address the factors listed in Compliance and Disclosure Interpretation, Securities Act Rules, Question 612.09. In this regard, please also expand your disclosure on page 9 to discuss the transaction(s) in which the selling stockholders acquired the common stock, options and warrants.

Response: For the reasons set forth below, the Company respectfully submits to the Staff that the proposed resale of shares by Lambda Investors LLC (“Lambda”) and Wexford Capital LP (“Wexford,” and collectively with Lambda, the “Selling Stockholders”) as contemplated by the Form S-3 is not an indirect primary offering where the offering is being conducted by or on behalf of the Company for purposes of Rule 415(a)(1)(x) of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”).

The Company has reviewed the guidance as set forth in Compliance and Disclosure Interpretation 612.09 (“C&DI 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering. Specifically, C&DI 612.09 states that “[c]onsideration should be given to how long the selling stockholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

The Company addresses each of the above factors in the analysis below. In the Company’s view, based on a review of all the factors, the Staff should consider the proposed resale of shares by the Selling Stockholders as contemplated by the Form S-3 as a valid secondary offering.

1.	How long the Selling Stockholders have held the shares.

As set out in further detail on Exhibit A hereto, the Selling Stockholders began acquiring the shares being registered pursuant to the Form S-3 over twelve years ago, in September 2007, in a bona fide private placement. Additional shares being registered were acquired in registered rights offerings, upon the conversion of securities acquired in bona fide private placements, and as compensation for director services, all occurring during the period from September 2007 to December 2018. The significant period of time that the Selling Stockholders have held the shares being registered pursuant to the Form S-3 indicates that the Selling Stockholders bore the market risk of holding the shares as an investment, and not with a view to distribution. Moreover, other than a surrender of certain warrants back to the Company in March 2011, the Selling Stockholders have not sold or otherwise disposed of any shares during the period from September 2007 to December 2018.

Further, although the Form S-3 covers all of the shares of the Company owned by the Selling Stockholders, the Selling Stockholders do not currently intend to dispose of all of such shares in a single transaction; thus, the Selling Stockholders will continue to bear the market risk of holding the Company’s shares.

2.	The circumstances under which the Selling Stockholders received the shares.

As set out in further detail on Exhibit A hereto, the Selling Stockholders began acquiring the shares being registered pursuant to the Form S-3 over twelve years ago, in September 2007, in a bona fide private placement. Additional shares being registered were acquired in registered rights offerings, upon the conversion of securities acquired in bona fide private placements, and as compensation for director services, all occurring during the period from September 2007 to December 2018. The facts surrounding each issuance of shares do not support a conclusion that the Selling Stockholders were acquiring the shares for the purpose of distributing them on behalf of the Company.

3.	The relationship of the Selling Stockholders to the issuer.

In connection with the Company’s September 2007 private placement, the Company entered into an investor rights agreement with the investors pursuant to which the Company agreed to take such corporate actions as may be required, among other things, to entitle Lambda (i) to nominate two individuals having reasonably appropriate experience and background to the Company’s Board of Directors (the “Board”) to serve as directors until their respective successor(s) are elected and qualified, (ii) to nominate each successor to the Lambda nominees, provided that any successor will have reasonably appropriate experience and background, and (iii) to direct the removal from the Board of any director nominated under the foregoing clauses (i) or (ii). Under the investor rights agreement, the Company is required to convene meetings of the Board at least once every three months. If the Company fails to do so, a Lambda director will be empowered to convene such meeting. Arthur Amron and Paul Mieyal are the current Lambda directors.

The Company believes that these directors’ service on the Company’s Board of Directors reflects the Selling Stockholders’ long-term investment intent with respect to the Company and is inconsistent with a conclusion that the Selling Stockholders were acquiring the securities for the purpose of distributing them on behalf of the Company.

Additionally, in February 2013, November 2013 and August 2014, in connection with various loans received from Lambda, the Company entered into registration rights agreements with Lambda. Pursuant to these agreements, the Company agreed to file, upon a demand by Lambda, a registration statement covering the resale by Lambda of certain of the common stock held by Lambda. The Company also agreed to pay all of the expenses, including reasonable legal fees, of Lambda in connection with such registration statement and the resale of shares by Lambda under such registration statement. The Company is obligated to use its reasonable best efforts to keep such registration statement continuously effective until such time as all the securities registered on such registration statement on behalf of Lambda have been sold or are eligible for sale without restriction under the applicable securities laws. The Company did not approach the Selling Stockholders about including their shares in the Form S-3; rather, the Selling Stockholders requested to include all shares held by the Selling Stockholders. As a result, the Form S-3 satisfies all of the Company’s registration obligations to Lambda as of the date of such Form S-3.

Finally, other than the warrant exercise price upon exercise of the warrants and the option exercise price upon exercise of the options, the Company will receive no proceeds from the sale of any shares by the Selling Stockholders.

4.	The amount of shares involved in the resale registration.

The Company notes that the amount of shares involved is only one factor cited in C&DI 612.09 to be considered. Although the Staff has viewed remaining below certain thresholds (e.g., one third of the outstanding shares held by non-affiliates) as presumptive evidence of a valid secondary offering, C&DI 216.14 provides that “[s]econdary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.”

As of October 31, 2019, the Company had 7,923,891 shares of common stock outstanding, of which 3,515,197 shares of common stock are held by non-affiliates. As of October 31, 2019, the Selling Stockholders’ beneficial ownership is approximately 43.5%. of the Company’s common stock. However, as described herein, the other facts and circumstances here do not indicate that the Selling Stockholders are acting as an underwriter or by or on behalf of the Company.

Moreover, in recent situations where the Staff has issued a comment referencing C&DI 612.09, the Staff appears to have accepted as valid secondary offerings other resale registration statements covering selling stockholders holding in excess of 33% of the issuer. See, for example, Comment Response by Modular Medical, Inc., dated September 9, 2019 re: Form S-1 (333-232377), Comment Response by Genius Brands International, Inc., dated October 10, 2018 re: Form S-3 (333-227349), Comment Response by STRATA Skin Sciences, Inc., dated August 27, 2018 re: Form S-3 (333-226296), and Comment Response by XpresSpa Group, Inc., dated July 10, 2018 re: Form S-3 (333-225531).

5.	Whether the selling stockholders are in the business of underwriting securities.

The Selling Stockholders are not in the business of underwriting securities.

6.	Whether under all the circumstances it appears that the Selling Stockholders are acting as a conduit for the issuer.

As noted above, the Selling Stockholders purchased or received the shares over a period of approximately twelve years. The Selling Stockholders have held their securities for an extended period of time and are not in the business of conducting primary offerings or otherwise underwriting securities on behalf of issuers. The Selling Stockholders were not and are not required to purchase, sell or resell any of the securities, and each of them is free to hold the securities for an indefinite period of time. Neither of the Selling Stockholders is subject to any underwriting or placement agency agreement with the Company with respect to the securities held by it. As such, under all of the foregoing circumstances, we believe it would be unreasonable to conclude that the Selling Stockholders are acting as a conduit for the Company.

Moreover, we also note that this is not a circumstance where the Company is trying to register shares on a secondary basis using a registration statement on Form S-3 where the Company is not itself eligible to register shares on a primary basis using that form. Here, the Company satisfies all of the criteria under Form S-3 for a limited primary offering of shares on Form S-3—the Company has been subject to the requirements of Section 12 or 15(d) of the Exchange Act for a period of at least twelve months and has filed in a timely manner all reports required to be filed during that twelve-month period. Although the Company has a non-affiliate public float of less than $75 million, the Company is eligible to make primary offerings on Form S-3 pursuant to General Instruction I.B.6 and has agreed with the required limitations on size of offerings. The Company is therefore eligible to register both secondary and primary transactions on Form S-3.

We respectfully submit that the foregoing analysis lead to the conclusion that the offering contemplated by the Form S-3 is a proper, secondary resale offering by the Selling Stockholders under Rule 415(a)(1)(i).

* * *

Please contact the undersigned at (612) 492-7403 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Amanda K. Lorentz
Amanda K. Lorentz
Attorney
Direct Dial: 612.492.7403
Email: alorentz@fredlaw.com

cc:	Ms. Celeste Murphy
Mr. Daron Evans
Mr. Andrew Astor

EXHIBIT A

Lambda acquired the shares being registered pursuant to the Form S-3 as follows:

●	79,897 shares of common stock were acquired on November 14, 2007 upon conversion of a convertible promissory note (the “Series A Note”) that was issued by the Company to Lambda on September 19, 2007 in a bona fide private placement;

●	1,304,677 shares of common stock were acquired on September 29, 2015 upon exercise of a warrant that was issued by the Company to Lambda on November 14, 2007 upon conversion of the Series A Note.

●	334,412 shares of common stock were purchased in a registered rights offering that closed on March 10, 2011 (the “2011 Rights Offering”);

●	309,175 shares of common stock were acquired on October 18, 2015 upon exercise of a warrant that was purchased by Lambda in the 2011 Rights Offering;

●	332,542 shares of common stock were purchased in a registered rights offering that closed on April 17, 2013;

●	583,362 shares of common stock were purchased in a registered rights offering that closed on March 14, 2014 (the “March 2014 Rights Offering”);

●	367,089 shares of common stock were purchased in a registered rights offering that closed on December 18, 2014 (the “December 2014 Rights Offering”); and

●	warrants to purchase 66,667 shares of common stock were acquired by Lambda in a bona fide private placement that closed on June 3, 2016.

Wexford acquired the shares being registered pursuant to the Form S-3 as follows:

●	3,090 shares of common stock were purchased in the March 2014 Rights Offering;

●	1,650 shares of common stock were purchased in the December 2014 Rights Offering;

●	72,785 shares of common stock were issued as compensatory restricted stock grants between 2013 and 2018 to the Lambda representatives serving on the Company’s Board of Directors and assigned to Wexford; and

●	options to purchase 44,502 shares of common stock were issued as compensatory grants between 2007 and 2018 to the Lambda representatives serving on the Company’s Board of Directors and assigned to Wexford.